Exhibit 99.(a)(16)

May 13, 2026

Board of Directors
Strategic Committee of the Board of Directors

Genco Shipping & Trading Limited
299 Park Avenue
New York, NY 10171

Members of the Board of Directors and the Strategic Committee:

We understand that 4 Dragon Merger Sub Inc., a corporation organized under the laws of the Marshall Islands (“Purchaser”) and a wholly owned subsidiary of Diana Shipping Inc., a corporation organized under the laws of the Marshall Islands (“Diana”) commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Shares”) of Genco Shipping & Trading Limited, a corporation organized under the laws of the Marshall Islands (“Genco”) (including the associated preferred stock purchase rights (the “Rights”) and together with the Common Shares, the “Shares”) issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as amended by that First Amendment, dated November 10, 2025, and that Second Amendment, dated May 1, 2026, and as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as Rights Agent), other than Shares held in treasury by Genco, at $23.50 per share in cash (the “Consideration”). The terms and conditions of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by Diana and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 4, 2026 (the “Schedule TO”) provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, Purchaser will pay the Consideration for each Share validly tendered. We note that, if the Offer is consummated, Purchaser intends to consummate a merger with Genco (the “Merger” and together with the Offer, the “Transaction”) in which all remaining holders of Common Shares would receive the highest price paid per Share in the Offer, without interest. We also understand that Diana has entered into a purchase and sale agreement with Star Bulk Carriers Corp. (“Star Bulk”), pursuant to which Star Bulk has agreed to acquire certain assets of Genco, conditioned on Diana’s completion of the acquisition of Genco, and we express no opinion with respect to any such transaction.

You, the Board of Directors of Genco (the “Board”) and the Strategic Committee of the Board (the “Strategic Committee”), have asked for our opinion as to the adequacy, from a financial point of view, to the holders of Common Shares (other than Diana and any of its affiliates) of the Consideration proposed to be paid by the Offeror in the Transaction.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available financial and other information about Genco and the industry in which it operates;

(ii)	reviewed certain information furnished to us by Genco management relating to the business, operations, assets and prospects of Genco, including internal projected financial data for Genco prepared by Genco management and approved for our use by the Board (the “Genco Forecasts”);

(iii)	held discussions with members of senior management of Genco with respect to certain aspects of the Offer, and the business, operations and prospects of Genco;

(iv)	compared the financial performance of Genco and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(v)	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain other transactions that we deemed relevant;

(vi)	reviewed the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein;

(vii)	reviewed a draft of the Solicitation/ Recommendation Statement of Genco to be filed on Schedule 14D-9 with the SEC, in the form provided to us by Genco management on May 13, 2026 (the “Recommendation”); and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, with your permission, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by or on behalf of Genco or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of Genco management that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, Genco, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals. We have not evaluated the solvency of Genco, Diana or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to us and, at your direction, reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to the Genco Forecasts prepared by Genco management and provided to us by Genco, you have informed us, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of Genco management as to the future financial performance of Genco. At your direction, we have used and relied upon the Genco Forecasts in our review and analysis and in rendering this opinion. We express no opinion as to whether the Genco Forecasts will be realized in the amounts and at the times projected.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof, and the information made available to

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us as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm our opinion.

We have made no independent investigation of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, or any settlements thereof, to which Genco is or may be a party or is or may be subject, and this opinion does not consider the potential effects of any such litigation, actions, claims, other contingent liabilities or settlements. For purposes of our analysis and opinion, we have assumed that the statements made by Diana, Genco, the Board and others in the Offer, the Recommendation and any related documents are accurate and complete in all respects material to our analysis.

This opinion is provided to the Board and the Strategic Committee (each in its capacity as such) for the use and benefit of the Board and the Strategic Committee in their evaluation of the Offer. We have not been asked to pass upon, and express no opinion with respect to, any matter other than the adequacy from a financial point of view to the holders (other than Diana and its affiliates) of Common Shares, as of the date hereof, of the Consideration proposed to be paid to such holders pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transaction. We do not express any view on and our opinion does not address, the fairness or adequacy of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies or Genco, or as to the fairness or adequacy of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Genco, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Offer or the Transaction, including without limitation, the structure or form of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to other strategies or transactions that might be available to Genco or in which Genco might engage. In arriving at our opinion, we were not authorized to solicit, and we did not solicit, interest from any third party with respect to the acquisition of any or all of the Common Shares or any business combination or other extraordinary transaction involving Genco. Our opinion does not constitute a recommendation to the Board, the Strategic Committee, or to any holder of Common Shares or to any other person in respect of the Transaction, including as to whether any person should tender Shares in the Offer or take any other action in respect of the Transaction or any matter related thereto. We express no opinion as to the price at which Common Shares will trade at any time in the future. Our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.

We have acted as Genco’s financial advisor in connection with the Strategic Committee of the Board and the Board’s consideration of, and assessment and response to, the Offer and other matters pursuant to our engagement by the Strategic Committee. We expect to receive certain fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is withdrawn, and a fee which is payable upon the delivery of this opinion. In addition, Genco has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement.

During the past two years, we have not been engaged to provide financial advisory services or financing services to Diana, and we have not received any compensation from Diana during such period. During the two year period preceding the date of this letter, we have provided financial

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advisory services to Genco for which we have received approximately $6.0 million in the aggregate, which includes fees paid to us by Genco for (i) financial advisory services in connection with a proxy contest in 2024, and (ii) financial advisory services to the Board and the Strategic Committee in connection with proposals by Diana to acquire Genco. During the past two years, we have provided financing services to Star Bulk for which we have received no compensation. In the ordinary course of our business, we and our affiliates trade and hold securities of Genco for our own account and for the accounts of our customers and hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Genco, Diana, Star Bulk or entities that are affiliated with Genco, Diana or Star Bulk, for which we would expect to receive compensation. Our opinion may be reproduced in full in any recommendation statement mailed to stockholders of Genco but may not otherwise be used, referred to, or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid by the Offeror to holders of Common Shares (other than Diana and its affiliates) in the Transaction is inadequate, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

Jefferies LLC

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